FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 20, 2009

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
_____________________________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                         No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL LTD. ANNOUNCES CHANGE OF CHIEF FINANCIAL OFFICER

NETANYA, Israel, July 19, 2009 – Cellcom Israel Ltd. (NYSE: CEL) (the "Company") announced today that Mr. Tal Raz notified the Company of his resignation from office as the Company's CFO, effective September 20, 2009, following his nomination as CEO of Clal Finance, an IDB group affiliate of the Company. The Company's board of directors has nominated Mr. Yaacov Heen as the Company's CFO, effective September 21, 2009, and resolved to recommend to the General Meeting of Shareholders to nominate Tal Raz as a director of the Company.

Mr. Amos Shapira, the Company's CEO said today that "Mr. Raz has been Cellcom Israel's CFO for the last four years, in which time he has led the Company's extremely successful public offering of the Company's shares on the NYSE, as well as numerous debenture offerings in the TASE, and was a most valuable member of our management team, leading the Company to continued growth in both operational and financial results. We thank Tal for his remarkable contribution to the Company and wish him success in his new position as CEO of Clal Finance. Yaacov has been with the Company since 1997 and has grown to become one of the Company's top managers. We take great pride in appointing one of our own managers to the CFO position and wish Yaacov success in his new position."

Mr. Heen has served as head of the Company's economic department since 2006, responsible for the Company's budget, financial analysis, cost accounting and control over the Company's performance. From 2002 to 2006 he served as head of the Company's pricing and business research department. Mr Heen holds a B.A. in economics and business administration and an M.B.A. in business administration, from Bar-Ilan University.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its approximately 3.208 million subscribers (as at March 31, 2009) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE and TDMA networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel services, internet and fax services, dedicated centers for the hearing impaired, etc. As of 2006, Cellcom Israel, through its wholly owned subsidiary Cellcom Fixed Line Communications L.P., provides landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Company Contact Shiri Israeli Investor Relations Coordinator investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft / Ed Job CCGK Investor Relations ehud@gkir.com / ed.job@ccgir.com Tel: (US) 1 866 704 6710 / 1 646 213 1914

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	July 20, 2009	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel